Simulations Plus, Inc.
42505 10th Street West,
Lancaster, California 93534-7059
661-723-7723

December 29, 2010

Mr. Philip Rothenberg
Special Counsel
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Simulations Plus, Inc. Schedule 14A, Amendment 1 Filed December 22, 2010 File No. 001-32046

Dear Mr. Rothenberg:

In accordance with our telephone conversation of Decermber 28, 2010 regarding the proposed expansion of the board of directors of Simulations Plus, Inc. (Nasdaq: SLP), we are providing this letter response and we are filing Amendment 2 of our Preliminary Proxy Schedule 14A.

Proposal No.3:  Amendment of Bylaws to Increase Authorized Number of Directors, page 7

1.	Oral comment paraphrased from our conversation:

The amended 14A states that “Although the board has no immediate plans to expand the board beyond one or two additional members, expanding the authorized size of the board to a minimum of five and maximum of nine members provides room for future growth.”  Please provide a description of any additional potential Board candidates the Board has identified or interviewed so that shareholders may be informed concerning the background of new Board members who may be added and serve prior to the next shareholder vote of approval.

Response:

We are modifying the following paragraph in Amendment 2 of our Schedule 14A. The underlined sentence has been added to the paragraph, which was part of Amendment 1 of Schedule 14A.

The board of directors has recommended expanding the board to allow the company to broaden the board’s perspective in the pharmaceutical and financial communities by increasing the number of outside directors. The current board consists of two founders and three outside directors, one with strong financial experience, one with strong pharmaceutical industry experience, and one with strong R&D management experience. Because the primary focus of the business has evolved over 14 years into the pharmaceutical area, and because the company has been actively seeking acquisitions to expand its business particularly in this area, the board believes that one or more additional members with strong pharmaceutical and/or financial expertise will enhance the board’s ability to oversee and advise management as the company moves forward. . At this time, the Board of Directors has conducted a preliminary telephone interview with one potential new director, Mr. Marc Abrams, CPA, Partner in Singer, Lewak, Greenbaum and Goldstein LLP, the Company’s original auditing firm in 1996. No decision has been made regarding Mr. Abrams, and no other potential Board candidates have yet been identified. Although the board has no immediate plans to expand the board beyond one or two additional members, expanding the authorized size of the board to a minimum of five and maximum of nine members provides room for future growth.

Please let us know if you have any questions or need additional information.

Very best regards,

/s/ Walter S. Woltosz
Walter S. Woltosz
Chairman and Chief Executive Officer